First Beverage Advisors, LLC

Notes to the Financial Statements

December 31, 2015

1. Organization

First Beverage Advisors, LLC (the "Company") was organized as a Delaware limited liability company in February 2010. The Company is wholly owned by First Beverage Group, LLC ("Member"). The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in October 2011. The Company advises public and private companies in the beverage industry on mergers, acquisitions, and other corporate matters on a fee basis.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Accounts receivable represents amounts that have been billed to clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely.

Investment Banking Fees
The Company generates revenue by providing advisory services to companies related to mergers and acquisitions. The Company recognizes revenue in accordance with the terms and conditions specified in its engagement letters with each of its clients. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on gross revenue. The Company is no longer subject to examination by taxing authorities for tax years before 2011.

First Beverage Advisors, LLC

Notes to the Financial Statements

December 31, 2015

3. **Net Capital Requirements**

   The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2015, the Company's net capital was $30,374 which exceeded the requirement by $25,374.

4. **Related Party Transactions**

   The Company has an expense sharing agreement with Member where Member provides management and administrative services for and on behalf of the Company. The Company has no obligation to reimburse or compensate Member for the services provided. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

5. **Risk Concentration**

   Due to the nature of the private placement business, the Company's revenue during the period was primarily the result of a few transactions. Approximately 72% of investment banking fees was generated by one customer. At various times of the year, the Company's cash balances exceeded FDIC insured limits.

6. **Subsequent Events**

   The Company has evaluated subsequent events through February 17, 2016, the date which the financial statements were available to be issued.